NO ACT

PE 12-30-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

09004301

Received SEC
MAR 0 2 2009
Washington, DC 20549

March 2, 2009

Thomas H. Tamoney, Jr.
Senior Vice President, Deputy General Counsel
and Assistant Secretary
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10577

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3-2-09

Re: PepsiCo, Inc.
Incoming letter dated December 30, 2008

Dear Mr. Tamoney:

This is in response to your letter dated December 30, 2008 concerning the shareholder proposal submitted to PepsiCo by Estella Salvatierra. We also have received a letter from the proponent dated January 16, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Estella Salvatierra

*** FISMA & OMB Memorandum M-07-16 ***

March 2, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PepsiCo, Inc.
Incoming letter dated December 30, 2008

The proposal requests that the company provide a report disclosing information related to the company's charitable contributions.

We are unable to concur in your view that PepsiCo may exclude the proposal under rule 14a-8(i)(4). Accordingly, we do not believe that PepsiCo may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

We are unable to concur in your view that PepsiCo may exclude the proposal under rule 14a-8(i)(5). Accordingly, we do not believe that PepsiCo may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(5).

We are unable to concur in your view that PepsiCo may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that PepsiCo may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Philip Rothenberg
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 16, 2009

RECEIVED
2009 JAN 21 PM 3:29
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: PepsiCo, Inc.; Shareowner Proposal of Estella Salvatierra

Dear Ladies and Gentleman,

This letter is the response of Estella Salvatierra ("the proponent") in response to the December 30, 2008 request by PepsiCo, Inc. ("PepsiCo" or the "Company") for a letter from the staff of the Division of Corporate Finance (the "Staff") concurring with PepsiCo's view that the above-referenced Shareowner Proposal (the "Proposal") is excludable pursuant to Rule 14a-8.

We believe the Proposal is not excludable for any of the reasons claimed by PepsiCo.

THE PROPOSAL

In its aforementioned letter requesting a no-action letter, the Company does not recite the exact wording of the resolution or supporting statement, but instead provides its own summation and mischaracterization. The exact wording of the resolution and supporting statement, as submitted, is:

Whereas, charitable contributions should enhance the image of our company in the eyes of the public. Because there is no system of accountability for charitable contributions, Company executives may use our Company's assets for purposes that are not shared by and may harm the interests of the Company, thereby potentially decreasing shareholder value.

Whereas, Company executives have allowed the Company's assets to be given away to organizations without providing details to shareholders on how those assets were actually used by the organization. According to the 2007 PepsiCo Annual Report, Company executives gave away $74.8 million of the Company's assets in 2007. Because there is no accountability on how the Company's charitable contributions are actually used, some of those assets may be misused and harm the value of the Company's stock.

Resolved: That the shareholders request the Company to provide a semiannual report, omitting proprietary information and at reasonable cost, disclosing: the Company's standards for choosing which organizations receive the Company's assets in the form of charitable contributions; business rationale and purpose for each of the charitable contributions; personnel who participated in making the decisions to contribute; the benefits to the Company and beneficiaries produced by Company contributions; and a follow-up confirming that the organization actually used the contributions for the purpose stated.

Supporting Statement

Current disclosure is insufficient to allow the Company's Board and shareholders to evaluate fully the proper use of corporate assets by outside organizations and how those assets should be used, especially for controversial causes. For example, PepsiCo, Inc. is the leading corporate sponsor of Parents, Families and Friends of Lesbians and Gays, Inc. (PFLAG).

RESPONSES TO PEPSICO's CLAIMS

I. The Staff has previously denied a no-action request on a substantially similar proposal.

The Proposal is substantially similar to that in *PepsiCo Inc. (March 3, 2006)* in which the Staff ruled that the company could not exclude a proposal requesting a report on the company's charitable contributions. The instant Proposal is substantially the same as in the proposal in *PepsiCo*. The SEC staff has repeatedly declined to issue no-action letters for similar resolutions when requested by other companies. See for instance *Wal-Mart* (March 27, 2007) and *Verizon* (February 19, 2007).

II. PepsiCo makes false and misleading statements.

PepsiCo makes false and misleading statements against the proponent and the ex-gay community. The proponent has been a shareholder of PepsiCo for over 11 years and has never introduced any shareholder proposals with any company prior to this one. Befriending the ex-gay community does not mean you are being disloyal to the gay people we know and love. The statement of principles for Parents and Friends of Ex-Gays & Gays (PFOX) can be found at www.pathinfo.org According to PFOX's About Us, "PFOX promotes an inclusive environment for the ex-gay community, and works to eliminate negative perceptions and discrimination against former homosexuals. PFOX conducts public education and outreach to further individual self-determination and respect for all Americans, regardless of their sexual orientation." *See* http://pfox.org/about_us.html

CONCLUSION

Based upon the forgoing analysis, I respectfully request the Staff to reject PepsiCo's request for the Staff to take no action if PepsiCo excludes the Proposal from its 2009 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter. A copy of this correspondence has been timely provided to PepsiCo. In the interest of a fair and balanced process, I request that the Staff notify the proponent if it receives any correspondence on the Proposal from PepsiCo or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent has timely been provided with a copy of the correspondence. If I can provide additional correspondence to address any questions the Staff may have with respect to this correspondence or PepsiCo's no-action request, please contact me.

Sincerely,

Estella Salvatierra

700 Anderson Hill Road, Purchase, New York 10577

December 30, 2008

Re: PepsiCo, Inc. –
Shareholder Proposal Submitted by Estella Salvatierra

Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
(via email: shareholderproposals@sec.gov)

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (as amended, the "Exchange Act"), PepsiCo, Inc. ("PepsiCo" or the "Company"), a North Carolina corporation, is writing with respect to the shareholder proposal (the "Proposal") and supporting statement submitted to the Company on November 11, 2008 by Estella Salvatierra (the "Proponent") for inclusion in the proxy materials (the "2009 Proxy Materials") that PepsiCo intends to distribute in connection with its 2009 Annual Meeting of Shareholders.

PepsiCo expects to file its 2009 Proxy Materials with the Securities and Exchange Commission (the "Commission") no earlier than March 23, 2009. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted to you no later than 80 days before PepsiCo files its definitive 2009 Proxy Materials. Pursuant to Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (November 7, 2008), question C, we have submitted this letter to the Commission via email to shareholderproposals@sec.gov. A copy of the Proposal and supporting statement, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A. PepsiCo has not sent or received any other correspondence from the Proponent to be included with this letter. In addition, pursuant to Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent. This letter constitutes PepsiCo's statement of the reasons it deems the omission of the proposal to be proper.

THE PROPOSAL

The Proposal requests that the Company provide a semi-annual report disclosing:

(1) the Company's standards for choosing which organizations receive the Company's assets in the form of charitable contributions;

(2) business rationale and purpose for each of the charitable contributions;

(3) personnel who participated in making the decisions to contribute;

(4) the benefits to the Company and beneficiaries produced by Company contributions; and

(5) a follow-up confirming that the organization actually used the contributions for the purpose stated.

The Proposal's supporting statement shows that the Proposal is intended to call attention to the fact that PepsiCo has in the past made contributions to charitable organizations that promote diversity. For example, the supporting statement and correspondence:

- specifically targets contributions made by PepsiCo in 2008 to an organization entitled Parents, Families and Friends of Lesbians and Gays, Inc. ("PFLAG") as an example of the need for increased shareholder involvement in the distribution of PepsiCo's corporate assets; and
- includes the Proponent's email address*** FISMA & OMB Memorandum M-07-16 ***

BASES FOR EXCLUSION

We hereby respectfully request that the staff (the "Staff") of the Commission's Division of Corporation Finance concur in our view that the Proposal may be excluded from the 2009 Proxy Materials pursuant to:

- Rule 14a-8(i)(7), because it deals with a matter relating to the Company's ordinary business operations (i.e., contributions to specific types of organizations);
- Rule 14a-8(i)(4), because it relates to the redress of a personal claim or grievance or is designed to result in a benefit to the Proponent or further a personal interest not shared by the other shareholders at large; and/or
- Rule 14a-8(i)(5), because it relates to operations which account for less than five percent of the Company's total assets, net earnings and gross sales at fiscal year end and is not otherwise significantly related to the Company's business.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Addresses Matters Related to the Company's Ordinary Business Operations.

Pursuant to Rule 14a-8(i)(7), a shareholder proposal may be omitted from a company's proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." As the Commission has noted, the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." See Exchange Act Release No. 40018 (May 21, 1998). North Carolina Business Corporation Action Section 55-3-02(a)(13) grants the Company, like every North Carolina corporation, the specific power to "make donations for the public welfare or for charitable, religious, cultural, scientific, or educational purposes." North Carolina law, therefore, considers the giving of contributions to be within "ordinary business operations."

In previous no-action letter requests, the Staff has consistently concurred that proposals requesting a company to refrain from making contributions to specific types of organizations relate to a company's "ordinary business operations" and may be excluded from proxy materials pursuant to Rule 14a-8(i)(7). *See, e.g., Verizon Communications, Inc.* (avail. Jan. 25, 2005) (permitted the exclusion of a proposal recommending that the board disallow contributions to nonprofit organizations primarily associated with Jesse Jackson because it related to "contributions to specific organizations."); *Walgreen Co.* (avail. Oct. 20, 2006) (permitted the exclusion of a proposal recommending the company to disassociate itself and provide no additional financial support to the "gay games" or other activities supporting, proselytizing, promoting or encouraging homosexual activities or life style); *Wachovia Corp.* (avail. Jan. 25, 2005) (concurring that a proposal recommending that the board disallow contributions to Planned Parenthood and related organizations was excludable under Rule 14a-8(i)(7) because it related to "contributions to specific types of organizations"). In contrast, the Staff has determined that proposals containing general language that do not single out any particular type of organization are not excludable under Rule 14a-8(i)(7). *See, e.g., Ford Motor Co.* (avail. Feb. 25, 2008) (denying exclusion of a proposal recommending that the company list the identities of recipients of corporate contributions of $5,000 or more); and *Microsoft Corp.* (avail. Aug. 11, 2003) (denying exclusion of a proposal recommending that the company refrain from making any charitable contributions). *See also Johnson & Johnson* (avail. Jan. 13, 2004) (same).

Furthermore, the Staff has regularly permitted the exclusion of facially neutral proposals addressing charitable contributions under Rule 14a-8(i)(7) as relating to ordinary business *if* the statements surrounding the proposed resolution indicate that the proposal, in fact, would serve as a shareholder referendum on donations to (or withholding donations from) a particular charity or type of charity. *See, e.g., Johnson & Johnson* (avail. Feb. 12, 2007) and *Pfizer* (avail. Feb. 12, 2007) (in each, permitting exclusion of facially neutral proposals requesting implementation of a policy to list all charitable contributions because issuers established that the proposals' accompanying supporting statements along with proponents' remarks referenced abortion, same sex marriage and/or Planned Parenthood); *American Home Products Corp.* (avail. Mar. 4, 2002) (permitting exclusion of proposal to form a committee to study contributions because the proposal's surrounding statements indicated opposition to Planned Parenthood and abortion); *Bank of America Corp.* (avail. Jan. 24, 2003) (permitting exclusion of proposal to cease making charitable contributions in general because the preamble and supporting statement referenced abortion and religious beliefs).

In particular, in *Johnson & Johnson* (avail. Feb. 12, 2007), a facially neutral proposal requested that the board "implement a policy listing all charitable contributions on the company's website." Notwithstanding the facially neutral language of the proposed resolution, the statements supporting the proposal specifically targeted contributions to "Planned Parenthood, a group responsible for almost two hundred fifty thousand abortions per year," and "charitable groups involved in abortion" and "same sex marriages." Finding this proposal to be related to "contributions to specific types of organizations," the Staff concurred that it could be omitted from the company's proxy materials pursuant to Rule 14a-8(i)(7), as the contribution of a corporation's funds to any specific charity is a matter of ordinary business and should be left to management as opposed to shareholders.

Similarly, in *Schering-Plough Corp.* (avail. Mar. 4, 2002), a facially neutral proposal requested that the company "form a committee to study the impact charitable contributions have on the business of the company and its share value." Schering-Plough argued that the proposal was "clearly designed to involve the [c]ompany in the issue of abortion," because the proposal's preamble referenced abortion, and the supporting statement included a discussion of Planned Parenthood. The Staff concurred that the proposal could be omitted from the company's proxy materials in reliance on Rule 14a-8(i)(7) because the proposal related to the company's "ordinary business operations (i.e., charitable contributions directed to specific types of organizations)."

Moreover, in *The Walt Disney Co. (Burnside)* (avail. Nov. 10, 1997), a facially neutral proposal requested that the company "refrain from making any charitable contributions." However, the proposal's supporting statement denounced same sex marriage, domestic partner health benefits and homosexual causes. Taking the proposal and supporting statement together, the Staff recognized that the proposal sought to withhold contributions from groups advocating domestic partner health benefits," and accordingly, the Staff concurred that the proposal could be omitted from the company's proxy materials pursuant to Rule 14a-8(i)(7) as it related to the company's ordinary business operations.

As the *Johnson & Johnson*, *Schering-Plough*, and *Walt Disney* no-action letters evidence, the Staff time and again has looked beyond a facially neutral shareholder proposal in order to determine whether the proposal is actually directed toward contributions to specific types of charitable organizations. In each of these no-action letters, facially neutral proposals were found to be directed toward specific kinds of charitable giving and therefore were excludable under Rule 14a-8(i)(7) (or its predecessor, Rule 14a-8(c)(7)) as relating to ordinary business.

In examining the Proposal at hand, the Proposal appears neutral on its face in that it discusses PepsiCo's charitable contributions generally; however, the accompanying supporting statement as well as the Proponent's email address contained in her correspondence to the Company ISMA & OMB Memorandum M-07-16 makes clear that the Proposal is intended to target a particular kind of charitable giving, namely, contributions to organizations that support diversity such as PFLAG and other such "controversial causes." In doing so, the Proposal seeks to involve shareholders in a fundamental aspect of management's handling of the Company's business operations and seeks to "micro-manage" the Company's decision-making with respect to charitable contributions.

In particular, the Proposal's reference to PFLAG and controversial causes, together with Proponent's "ex-gays" email address, make clear the Proponent's true intention – to force the Company to stop making donations to a particular charity or type of charity. If any doubt remained in respect of Proponent's actual objective in submitting this Proposal, in an email sent to the Company's Board of Directors on July 29, 2008, the Proponent requested information from PepsiCo pertaining to corporate contributions to and sponsorship of LGBT (meaning "Lesbian, Gay, Bisexual and Transgender"), cross-dressing and transvestite inclusion events. *See* Exhibit B. Thus, taken together, the language of the Proposal and supporting statement and Proponent's email address, as amplified by the statements made in Proponent's July 29, 2008 email, emphasize that the Proposal is parallel with the precedents discussed above where exclusion was permitted due to supporting statements clearly showing intent to target specific organizations.

For these reasons, it is evident that the subject matter of the Proposal is not directed at charitable contributions generally, but rather at contributions to particular organizations that the Proponent disfavors. The Proposal clearly seeks to micro-manage the Company's regular business decisions pertaining to charitable contributions. For this reason, the Proposal is excludable pursuant to Rule 14a-8(i)(7) to avoid involving shareholders in the details of the company's routine operations by way of the proxy process. Clearly, the business decisions regarding the disclosure, timing, amount and recipients of the Company's charitable contributions should be left to the management and Board of the Company.

II. The Proposal May Be Excluded under Rule 14a-8(i)(4) Because It Relates to the Redress of a Personal Claim or Grievance or Is Designed to Result in a Benefit to the Proponent or Further a Personal Interest Not Shared by the Other Shareholders at Large.

We are also of the opinion that the Company may omit the Proposal from the 2009 Proxy Materials under Rule 14a-8(i)(4), which permits the exclusion of shareholder proposals that are: (a) related to the redress of a personal claim or grievance against a company or any other person, or (b) designed to result in a benefit to a proponent or to further a personal interest of a proponent, which other shareholders at large do not share. For many of the same reasons discussed above, the Proposal qualifies both as an attempt by the Proponent to further a personal interest not shared with other Company shareholders and as a personal grievance against PFLAG and its supporters.

The Commission has stated that Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release No. 20091 (Aug. 16, 1983). In this regard, as explained below, the Proposal "is an abuse of the security holder proposal process" because it is designed to further the Proponent's personal cause without producing any benefit for other PepsiCo shareholders. "The cost and time involved in dealing with [the Proposal is therefore] a disservice to the interests of the issuer and its security holders at large." Exchange Act Release No. 19135 (Oct. 14, 1982).

The Proposal represents the latest in a series of actions that the Proponent has taken in her crusade against the LBGT community and the corporate sponsors of various LBGT organizations. According to numerous online articles (such as the one listed at http://www.cwfa.org/articledisplay.asp?id=1182&department=MEDIA&categoryid=family), the Proponent is the Vice President and Director of the organization called "Parents and Friends of Ex-Gays and Gays" ("PFOX"). According to PFOX's website (www.pfox.org), PFOX "supports families, advocates for the ex-gay community, and educates the public on sexual orientation." PFOX states that it promotes the "sexual reorientation" of homosexuals to a heterosexual lifestyle, referred to as the "ex-gay" community. PFOX publicly advocates its goal of countering the "[s]tealthy curriculums designed to circumvent parental rights and faith traditions [which] are spreading across our public schools." In addition, PFOX states that "[u]nder the guise of sex education, tolerance, respect, diversity and other misleading titles, distorted science and political correctness are now foisted upon our children as "education" starting in kindergarten." (http://www.pfox.org/Store-Folder/index1.html). PFOX posts articles on its website advancing its beliefs that "[h]omosexual ideas and behaviors are spiritually and physically dangerous" and that the "gay-affirming society which specifically targets youth" is responsible for the spread of acceptance of the LBGT "lifestyle." (http://pfox.org/Only_good_choice.html). The foregoing statements make clear that the Proposal is an attempt not to benefit the Company's shareholders at large, but rather an effort to further the Proponent's unique personal interest in ending corporate support of LBGT organizations and to redress her personal grievance against PFLAG and its corporate sponsors.

Rule 14a-8(i)(4) permits the exclusion of shareholder proposals that are designed to further the personal interest of a proponent where such interest is not shared with other shareholders at large. A proponent's particular objectives need not be apparent from a proposal's plain language in order to be excludable under Rule 14a-8(i)(4). Rather, proposals phrased in broad terms that "might relate to matters which may be of general interest to all security holders" may be omitted from proxy materials "if it is clear from the facts . . . that the proponent is using the proposal as a tactic designed to . . . further a personal interest." Exchange Act Release No. 19135 (Oct. 14, 1982).

For example, in *International Business Machines Corp.* (avail. Jan. 31, 1994), a facially neutral proposal that would have required the company to provide shareholders with a "complete list of all groups and parties that receive corporate donations" in excess of $5,000 in any one fiscal year was found to be excludable under Rule 14a-8(i)(4)'s predecessor, Rule 14a-8(c)(4), when submitted by a proponent who had been engaged in a year-long "campaign to stop the Company from making donations to two Hispanic self-help charities" the proponent believed supported illegal immigration. Although the proposal made no mention whatsoever of these organizations, the proponent's true intent was clear from his correspondence with the company. Because the company established the proponent's true intentions in introducing the proposal, the company argued, and the Staff agreed, that any benefit from the proposal's passage would run personally to proponent and the proposal could therefore be excluded from the proxy materials.

The foregoing precedent makes clear that a facially neutral proposal may nonetheless be excludable under Rule 14a-8(i)(4) where the context, as discerned from the proponent's history with the company, public statements, and outside activities, makes clear that the proponent's true intent is to advance a personal interest not shared by all shareholders. Similar to the proposal in *International Business Machines Corp.*, the Proponent's true intent in submitting the Proposal to PepsiCo – to pressure the Company to cease its financial support of LBGT organizations – is apparent from the Proponent's email to the Company's Board of Directors; her executive level position and active role in PFOX; and her "ex-gays" email address attached to the Proposal.

More specifically, the Proponent's clear antipathy towards corporate support of LGBT matters and diversity-based organizations such as PFLAG is evidenced by the PFOX website, which posts a daily prayer which refers to homosexuality as "trapped under the deception of homosexuality," "this lie regarding men and women having been 'born gay'," "ask for . . . mercy for gays and non-gays alike who have heard and believed a lie" (i.e. being 'born gay'). (http://pfox.org/daily_prayer.html "A Daily Prayer" Topic link).

In sum, for the past several years, the Proponent, through her organization PFOX, has made clear her goal of pressuring companies into ending their support of LBGT organizations through statements in the media, product boycotts and shareholder proposals. The Proposal simply represents the Proponent's latest attempt to further her personal interest and achieve her goal of ending corporate sponsorship of LBGT organizations, an interest particular to the Proponent. We believe that the Proponent is using the shareholder proposal process to advance her true objective: to halt PepsiCo from making contributions to PFLAG. Insofar as the Proponent has not disclosed her true intent to the other security holders of PepsiCo stock, the Proposal furthers a personal interest of the Proponent, which interest is not shared with other shareholders at large. Because the Proposal "attempt[s] to achieve personal ends that are not necessarily in the common interest of [the Company's shareholders] generally," it may be excluded under Rule 14a-8(i)(4). Exchange Act Release No. 20091 (Aug. 16, 1983).

III. The Proposal Relates to Operations that Account for Less than Five Percent of the Company's Business

The Company believes the Proposal is excludable under Rule 14a-8(i)(5) as a proposal that "relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business." At December 29, 2007, the Company's total assets were $34.6 billion, and its net income and net revenues (the Company does not report gross revenue) for the 2007 fiscal year were $5.7 billion and $39.5 billion, respectively. For the 2007 fiscal year, the Company's total charitable and community investments were $74.8 million, representing less than five percent of the Company's December 29, 2007 total assets and less than five percent of the Company's net income and gross revenues for the 2007 fiscal year. The Company expects that charitable and community investments will continue to be below these five percent thresholds for fiscal 2008. Moreover, the Proposal is in no way significantly related in any material way to the Company's business. Accordingly, the Company believes the Proposal is excludable under Rule 14a-8(i)(5).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its

2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at 914-253-3623 or contact me by email at thomas.tamoney@pepsi.com.

Sincerely,

Thomas H. Tamoney, Jr.
Senior Vice President, Deputy General Counsel and Assistant Secretary
PepsiCo, Inc.

cc: Estella Salvatierra

*** FISMA & OMB Memorandum M-07-16 ***

Received: 11/14/08

Tom Tamoney
Dan Bryant
Paul Boykas

November 11, 2008

RECEIVED
NOV 18 2008

VIA CERTIFIED MAIL – RETURN RECEIPT REQUESTED

Larry D. Thompson
Secretary
Pepsico, Inc.
700 Anderson Hill Road
Purchase NY 10577

Dear Mr. Thompson:

I am the current owner of 255 shares of Pepsico common stock. I have continuously held these shares for over one year, and intend to hold them through the time of the next annual meeting. At that meeting, I will present the following resolution:

Whereas, charitable contributions should enhance the image of our company in the eyes of the public. Because there is no system of accountability for charitable contributions, Company executives may use our Company's assets for purposes that are not shared by and may harm the interests of the Company, thereby potentially decreasing shareholder value.

Whereas, Company executives have allowed the Company's assets to be given away to organizations without providing details to shareholders on how those assets were actually used by the organization. According to the 2007 PepsiCo Annual Report, Company executives gave away $74.8 million of the Company's assets in 2007. Because there is no accountability on how the Company's charitable contributions are actually used, some of those assets may be misused and harm the value of the Company's stock.

Resolved: That the shareholders request the Company to provide a semiannual report, omitting proprietary information and at reasonable cost, disclosing: the Company's standards for choosing which organizations receive the Company's assets in the form of charitable contributions; business rationale and purpose for each of the charitable contributions; personnel who participated in making the decisions to contribute; the benefits to the Company and beneficiaries produced by Company contributions; and a follow-up confirming that the organization actually used the contributions for the purpose stated.

Supporting Statement

Current disclosure is insufficient to allow the Company's Board and shareholders to evaluate fully the proper use of corporate assets by outside organizations and how those assets should be used, especially for controversial causes. For example, PepsiCo, Inc[redacted] the leading corporate sponsor of Parents, Families and Friends of Lesbians and Gays,[redacted] (PFLAG).

Sincerely,

Estella Salvatierra

*** FISMA & OMB Memorandum M-07-16 ***